June 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Teknova, Inc.
Registration Statement on Form S-1 (File No. 333-256795)

Attn:	Ms. Julie Sherman
Ms. Mary Mast
Mr. Alan Campbell
Ms. Laura Crotty

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended, (the “Act”), we wish to advise you that between June 21, 2021 and the date hereof, approximately 2,339 copies of the Preliminary Prospectus, dated June 21, 2021, were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 under the Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on June 24, 2021, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Signature page follows.]

Very truly yours,

COWEN AND COMPANY, LLC

WILLIAM BLAIR & COMPANY, L.L.C.
Acting on their own behalf
and as Representatives of several
Underwriters listed on Schedule A to the Underwriting Agreement.

By:	COWEN AND COMPANY, LLC
By:	/s/ Jay Coleman
Name: Jay Coleman
Title: Managing Director

By:	WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Rakhee Bhagat
Name: Rakhee Bhagat
Title: Partner, Managing Director